SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-13393

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Choice Hotels International, Inc.

10750 Columbia Pike, Silver Spring, Maryland 20901

Financial Statements and Exhibits

(a) Financial Statements

Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) became effective as of October 15, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan for the year ended December 31, 2003.

(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Choice Hotels International, Inc.

Retirement, Savings and

Investment Plan

Report of Independent Registered Public Accounting

Firm on Financial Statements and Supplemental

Schedule

As of December 31, 2003 and 2002 and for the year

ended December 31, 2003

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

December 31, 2003 and 2002

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Choice Hotels

  International, Inc. Retirement, Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

McLean, VA

June 25, 2004

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments at fair value
Mutual funds	$19,480,746	$14,556,815
Common collective trusts	5,253,278	5,217,772
Choice Hotels International, Inc. common stock	6,586,363	4,010,799
Self-directed	646,848	621,416
Participant loans	565,474	464,615
Money market	8,379	52,704

	32,541,088	24,924,121

Receivables
Employer contributions	1,262,375	1,187,496
Participant contributions	99,622	82,583
Accrued interest and dividends	6,916	7,690

Net assets available for benefits	$33,910,001	$26,201,890

The accompanying notes are an integral part of these statements.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$6,104,884
Participant loan interest	30,554
Dividends and interest	548,417

6,683,855
Contributions:
Participant	2,627,576
Employer, net	1,262,375
Rollover	142,391

Total additions	10,716,197

Deductions from net assets attributed to:
Participant directed expenses	(3,370)
Benefits paid to participants	(3,004,716)

Total deductions	(3,008,086)

Net increase	7,708,111
Net assets available for benefits:
Beginning of period	26,201,890

End of period	$33,910,001

The accompanying notes are an integral part of these statements.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

Choice Hotels International, Inc. (“Choice” or the “Company”) is in the business of hotel franchising. Choice franchises approximately 4,800 hotels operated under the following brand names: Comfort Inn, Comfort Suites, Quality, Clarion, Sleep Inn, Econolodge, Rodeway Inn, EconoLodge, Mainstay Suites, and Flag Hotels. The Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) is a defined contribution, salary deferral plan available to the eligible employees of Choice. Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan trustee.

The following description of the Plan provides only general information, and participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective October 15, 1997, and was restated and amended in its entirety effective January 1, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and contributions

All employees of Choice are eligible to participate in the Plan if they are:

•	At least 21 years of age

•	Have completed one year of service

•	Have worked at least 1,000 hours in the previous year

Participants may elect to contribute up to a maximum amount per calendar year subject to IRS limitations, which was $12,000 in 2003. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, one common/collective trust, Choice Hotels International, Inc. common stock (“Choice common stock”) and a self-directed brokerage option as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

Choice matches the employees’ contributions, up to a total match of 6 percent of the employees’ salary. Company matching contributions are made in the form of Choice common stock on an annual basis, as described in the Plan document. Participants may immediately elect to redirect the Company matching contribution to any of the various investment options offered by the Plan.

For employees hired on or before December 31, 1999, the following Company matching contributions apply:

Length of service	Percentage match
1 – 5 years	50%
6 – 9 years	75%
10 years or more	100%

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

Employees hired on or after January 1, 2000 receive a 50 percent Company match, with no length of service adjustment.

Each participant account is credited with participant contributions and allocations of the Company’s matching contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Choice has the right to apply amounts forfeited by employees to reduce future Company matching contributions. At December 31, 2003 and 2002, the fair value of forfeitures held by the Plan was $126,451 and $97,222, respectively, which may be used to reduce future employer contributions. The Company used $90,000 of the 2003 year end balance to reduce the employer matching contribution made to the Plan after year end.

Payment of benefits and vesting

Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Choice contributions and earnings 20 percent per year beginning at the end of their first year, resulting in full vesting at the end of their fifth year.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual, semi-annual, quarterly, or monthly installments over a fixed period not to exceed twenty years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution only.

Participants who leave Choice with a balance of less than $5,000 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable federal and state tax provisions. If the participant’s balance is greater than $5,000, the participant may retain their investment in the Plan for as long as IRS regulations allow.

Participant Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50 percent of a participant’s vested account balance. Interest rates are equal to 1 percent above the Prime Rate on the date the loan is issued and there is a $50 processing fee per loan. Participants may not have more than one loan outstanding at any time. Each loan by its terms shall be required to be repaid within five (5) years of the date the loan is made; provided however, that a residential home mortgage loan may, in the discretion of the Administrative Committee, be repaid over a reasonable period of time in excess of five (5) years.

2.	Summary of Significant Accounting Policies

Use of estimates

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

Investment valuation and income recognition

The Plan’s investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. All income (losses) are allocated daily.

Participant loans are valued at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Risks and uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as for direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Trustee fees

Investment management fees are netted against investment earnings in each fund. Participant accounts are also charged loan-processing fees. Trustee fees and certain administrative expenses of the Plan are currently paid by Choice. Choice currently has no intention to seek reimbursement from the Plan for prior or future expenses paid by Choice.

Payment of benefits

Benefit claims are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2003	2002
AllianceBernstein Premier Growth Fund	$3,304,218	$3,422,048
Merrill Lynch Balanced Capital Fund	2,096,454	2,056,594
Merrill Lynch International Value Fund	2,360,404	1,778,877
Merrill Lynch S&P 500 Index Fund	2,114,292	1,581,218
Merrill Lynch Retirement Preservation Trust	5,253,278	5,217,772
Choice Hotels International, Inc. common stock*	6,586,363	4,010,799
Pimco Small Cap Value Fund	1,770,059	1,353,695
Pimco Total Return Fund	2,347,393	2,026,231

*	Nonparticipant-directed investment

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$3,567,580
Common stock	2,537,304

$6,104,884

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2003	2002
Net assets
Choice Hotels International, Inc. common stock	$6,586,363	$4,010,799

Year ended December 31, 2003
Balance beginning of period	$4,010,799
Changes in net assets
Contributions	1,268,938
Interest	1,510
Net appreciation	2,513,104
Benefits paid to participants	(349,042)
Transfers to participant-directed investments, net	(858,946)

Balance end of period	$6,586,363

5.	Federal Income Tax Status

Management believes that the Plan, as designed and operated, is in compliance with the applicable requirements of Section 401 (a) of the Internal Revenue Code (“IRC”). On April 7, 2003, the Plan received a favorable determination letter from the Internal Revenue Service, which stated that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and the related trust established under the Plan is tax-exempt. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. As such, no provision for income taxes has been included in the Plan’s financial statements.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

6.	Plan Termination

Although it has not expressed any intent to do so, Choice has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Choice matching contributions.

7.	Related-Party Transactions

The investment in Choice common stock constitutes a party-in-interest transaction, as Choice is the Plan sponsor. Total purchases and sales of Choice common stock during 2003 were $1,398,002 (57,987 shares) and $922,874 (47,827 shares), respectively. As of December 31, 2003 and 2002, the Plan held 186,847 and 176,687 shares of Choice common stock with a fair value of $6,586,363 and $4,010,799, respectively.

In addition, certain Plan investments are shares of mutual funds and a common collective trust managed by Merrill Lynch. As Merrill Lynch is the trustee, these transactions also qualify as party-in-interest transactions.

8.	Subsequent Events

Effective July 1, 2004, all employees of Choice will be eligible to participate in the Plan if they are 21 years of age and have completed three months of service.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description	Cost	Current Value
AllianceBernstein Growth and Income Fund	Mutual Fund	$1,303,248	$1,365,918
AllianceBernstein Premier Growth Fund	Mutual Fund	5,028,890	3,304,218
American Growth Fund of America R3	Mutual Fund	787,006	880,049
Fidelity Advisor Small Cap Fund	Mutual Fund	594,291	656,668
ING International Small Cap Growth Fund	Mutual Fund	314,706	381,738
Merrill Lynch Retirement Preservation Trust*	Common/Collective Trust	5,247,310	5,253,278
Merrill Lynch Balanced Capital Fund*	Mutual Fund	2,544,555	2,096,454
Merrill Lynch S&P 500 Index Fund*	Mutual Fund	2,196,870	2,114,292
Merrill Lynch International Value Fund*	Mutual Fund	2,383,274	2,360,404
Pimco Small Cap Value Fund	Mutual Fund	1,348,624	1,770,059
Pimco Innovation Fund	Mutual Fund	1,029,213	559,747
Pimco Total Return Fund	Mutual Fund	2,330,963	2,347,393
Van Kampen Equity & Income Fund	Mutual Fund	1,492,308	1,643,806
Choice Hotels International, Inc. common stock*	Common Stock	3,480,892	6,586,363
Money Market	Money Market	8,379	8,379
Self-Directed Account	Self Directed	705,197	646,848
Participant Loans*	Participant Loans**	—	565,474

Total assets held for investment purposes			$32,541,088

*	Denotes a party-in-interest.
**	Maturing at various dates ranging from January 2004 to June 2033 with interest rates ranging from 5.0% to 10.5%.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 28, 2004	CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

	By:	/s/ THOMAS MIRGON
Thomas Mirgon Senior Vice President, Administration Choice Hotels International, Inc.